UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
X   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Locai Solutions, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       January 5, 2018

Physical address of issuer
2796 S Boston Court, Denver, CO 80231

Website of issuer
https://www.locaisolutions.com/

Type of security offered
Series Seed Preferred Stock

Current number of employees
10

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,300,054	$1,606,280
Cash & Cash Equivalents	$262,527	$589,739
Accounts Receivable	$18,693	$8,000
Short-term Liabilities	$239,342	$293,939
Long-term Liabilities	$2,736,719	$2,215,906
Revenues/Sales	$160,080	$54,376
Cost of Goods Sold	($116,036)	($13,514)
Taxes Paid	N/A	N/A
Net Income	($1,535,190)	($911,566)

The above reflects the consolidated financials of Locai Solutions, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Locai Disclosures
EXHIBIT B: Financials

EXHIBIT A
Locai Disclosures

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2021.

Once posted, the annual report may be found on the Company's website at https://locaisolutions.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

About this Form C

Shareholders should rely only on the information contained in this Form C. We have not authorized anyone to provide shareholders with information different from that contained in this Form C. Shareholders should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C does not purport to contain all of the information that may be required to evaluate the Company and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Annual Report described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each shareholder is urged to read this Form C and the Exhibits hereto in their entirety.

Locai Solutions, Inc. is a Delaware Corporation, formed on January 5, 2018.

The Company is located at 2796 S Boston Court, Denver, CO 80231.

The Company's website is https://www.locaisolutions.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Shareholders should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies. The online grocery market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company estimates that it will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its SaaS applications. The sales process involves educating customers about the Company's SaaS applications, participating in extended SaaS applications evaluations and configuring the SaaS applications to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 18 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company's business model is capital intensive. The amount of capital the Company has on hand is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a shareholder to lose all or a portion of his or her investment.

The Company has not prepared any audited financial statements. Therefore, shareholders have no audited financial information regarding the Company's capitalization or assets or liabilities.

The Company has conducted related party transactions. During the year ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $64,943 and is recorded as a part of Accounts Payable on the balance sheet. During the year ended December 31, 2019, a shareholder agreed to defer a portion of their salary until some future event. At December 31, 2019, the deferred compensation outstanding in the amount of $27,750 is recorded under 'Deferred Compensation' on the balance sheet. During the year ended December 31, 2019, the Company issued a convertible note to a shareholder. At December 31, 2019, the amount of the convertible note is $86,719, and is recorded as a part of 'Notes Payable' on the balance sheet. During the year ended December 31, 2019 the Company issued convertible notes to a relative of a shareholder and officer of the Company. At December 31, 2019, the total amount of those convertible notes is $500,000, and is recorded as a part of 'Notes Payable' on the balance sheet. During the year ended December 31, 2019 relatives of a shareholder and officer of the Company purchased Series Seed Preferred Stock in the Company. At December 31, 2019, the total amount of that Series Seed Preferred Stock is $600,000 and is recorded as a part of 'Owner's Investment' on the balance sheet.

The Company's founders, Michael Demko and Kit Demko, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business and could negatively impact the financial position of the Company.

Risks Related to the Securities

The Series Seed Preferred Stock is not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each shareholder should consult with his or her attorney. Shareholders should be aware of the long-term nature of their investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock has not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that shareholders might be able to obtain for the Series Seed Preferred Stock in a private sale. Shareholders should be aware of the long-term nature of their investment in the Company.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more beneficially own up to 71.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Ownership of the shares of preferred stock may be subject to dilution. Non-Major Shareholders (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, shareholders who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of issuance.

Shareholders are bound by an investor proxy agreement, which limits shareholder voting rights. All Non-Major Shareholders of Series Seed Preferred Stock are bound by an investor proxy agreement. This agreement limits shareholder voting rights and at a later time may require shareholders to convert preferred shares into common shares without their consent. Non-Major Shareholders are bound by this agreement, unless Non-Major Shareholders holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Shareholders vote to terminate the agreement.

The Securities are equity interests in the Company and do not constitute indebtedness. The Securities rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there are no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities do not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to shareholders through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for shareholders. Furthermore, we may be unable to register the Securities for resale by shareholders for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, shareholders could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. In addition, there may be additional classes of equity with rights that are superior to the current classes of equity.

BUSINESS

Description of the Business
locai: Redefining digital grocery by providing grocers with a suite of applications with personalization at its core powered by proprietary AI. Through its personalization engine, locai enables grocers to engage their shoppers and maximize their revenue.

With online grocery shopping projected to grow from 5.1% of the market in 2019 to 16.7% by 2023, grocers will see the relationships with their customers put to the test. They need digital solutions that can engender customer loyalty and scale. Without the loyalty of their customers, behemoths like Walmart and Amazon will dominate this market. To date, the online solutions grocers have had available to them are often inflexible and lack the innovative digital features customers are demanding.

At locai, we're restoring this connection between grocers and shoppers by providing an end-to-end digital commerce platform that has personalization at its core. Through personalization, grocers help their shoppers feel known online as well as in-store. Our CookIt meal planner provides personalized recipe recommendations that can be shopped in 1-click, giving shoppers even greater convenience. Our Searchandising engine enables digital shelves to be personalized, allowing grocers to present products shoppers want. The store shelf becomes a dynamic connection point between the grocer and their shoppers. These digital shelves can also be configured to maximize the grocer's ad revenue through paid placement.

locai couples this front-end capability with PowerPick, its Fulfillment Management System. Today, most online order fulfillment is done in-store. This approach negatively impacts shoppers with aisle congestion and impedes staff productivity. Grocers are also unable to properly manage stock, resulting in out of stocks, lost sales, and dissatisfied customers. These issues will only grow as online grocery grows. Unlike our competitors, the locai PowerPick Fulfillment Management System supports multi-point fulfillment, from stores to warerooms and dark stores and any combination thereof. With PowerPick's, grocers can scale their operations profitably.

Business Plan
locai provides grocers with an end-to-end solution that scales with their digital grocery needs in an ever-evolving digital market. From its front-end Digital Commerce platform; to its back-end fulfillment system, locai optimizes customer engagement as well as maximizes profitability and reduces out-of-stocks through the use of proprietary AI and machine learning technology.

The locai platform was developed with personalization at its core to optimize the customer experience with applications such CookIt. As a meal planning solution, CookIt is the ultimate in convenience and has been proven to increase basket size, customer engagement, and loyalty. Powered by AI, CookIt maps any recipe to a grocer's catalog. CookIt makes personalized recipe recommendations based on numerous data sources such as past purchase history, dietary and cuisine preferences, as well as items in a customer's basket. Shoppers just click on a recipe and their cart is automatically populated with all the needed ingredients. CookIt also takes into account pricing, serving sizes, and product quantities to minimize food waste.

locai's Searchandising engine is a personalized search-based approach to merchandising that enables items to be organized by terms such as "sandwich staples" or "healthy snacks", creating a shopping experience with context. Our Searchandising engine enables the grocer to build digital shelves that are personalized based on customer preferences and purchase history and can be configured for weekly sales, seasonal items, or other contextual terms. They can also be configured to maximize the grocer's ad revenue through paid placements creating an additional revenue stream. Searchandising turns the store shelf into a dynamic connection point between the grocer and their shoppers.

locai's Endless Aisles provides grocers with a way to increase the number of items they offer online without adding any additional carrying costs. Through locai's network of drop ship partnerships, grocers can select the additional items they'd like to offer their customers, set pricing, and participate in the increased revenue. Shoppers enjoy a single checkout across all these items (including items that are in-store or carried by a third party) which increases customer convenience and satisfaction.

CookIt, Searchandising, and Endless Aisles are core features of the locai Digital Commerce platform but can also be easily integrated into any eCommerce platform via locai's APIs and/or javascript modals. Both CookIt and Endless Aisles are also available as microsites that can customized to the grocer's brand.

locai couples its front-end capabilities with PowerPick, a Fulfillment Management System integrated with our proprietary Order Management System (OMS). Today, most online order fulfillment is done in-store. In-store fulfillment is already failing to scale with online volume due to aisle congestion that impedes both shoppers and staff productivity. Grocers are also unable to properly manage stock, resulting in out of stocks, lost sales, and dissatisfied customers. These issues will only grow exponentially as the online grocery market grows. Unlike our competitors' services, the locai OMS combined with PowerPick supports multi-point order fulfillment from in-store, to warerooms, dark stores, and robotic fulfillment centers or any combination thereof.

All of locai's applications are built on a cloud native microservices architecture enabling locai to easily scale with the grocer's needs as well as innovate faster and with more flexibility and efficiency. The locai platform can also plug and play by seamlessly with other best-in-class technologies based each grocer's specific business needs.

The Company's Products and/or Services

Product / Service	Description	Current Market
Intelligent end-to-end grocery software	**suite of software applications for digital grocery**	**grocery industry and consumer packaged goods companies**

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The online grocery market is forecast to be $36.2B in 2019 and estimated to grow to $117B by 2023. locai provides digital solutions to this market and our target retailers (small to midsize retailers) represent approximately 40% of this market.

Our SaaS fee structures (an our competitors) are on a tiered rate card that are performance based on the volume of online retail sales through our platform. As a percent of total retail sales, our SaaS fees are approximately 1.5%. Therefore the size of our target market is 1.5% of 40% of $36.2B or $220MM in 2019 growing to $700MM by 2023.

In addition, the company's technology as applicability to digitally savvy in-store shoppers as well as CPG companies looking to market to our clients end customers. Those two markets represent another $750MM and $1.25B market opportunities respectively by 2023.

Intellectual Property
The Company is dependent on the following intellectual property:
Trademarks
None.

Patents
None.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities
Michael Demko	Founder, CEO, and Chairman of the Board (Jan. 2018- present)	Founder, CEO of Locai Solutions (Jan. 2018 - present): Directs & manages all aspects of the business.
Scott DeGraeve	Founder, COO (Jan. 2018 - present)	COO of Locai Solutions (Jan. 2018 - present): Primary responsibility for Sales & Marketing and advising clients on Operation strategy
Kristin Demko	Founder, General Counsel and Board Director (Jan. 2018 - present)	General Counsel and Director of Locai Solutions (Jan. 2018 - present): Providing legal counsel to the business and advises/guides business strategy.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 10 employees located in North America with 9 employees in the United States and 1 employee in Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Units	11,304,740	YES	39.6%	N/A
Series Seed Preferred	17,235,023	YES	60.4%	See "The Securities" below

The Company has the following debt outstanding:

Type of Loan	Name of creditor	Amount outstanding	Interest rate and payment schedule	Maturity date	Other material terms
Convertible Promissory Note	Multiple Investors	$2,236,719	5% per annum	July 20th, 2020	Cap: $5,500,000 Discount: 80%
SAFE agreement	Imperfect Foods, Inc.	$500,000	0%	N/A	Cap: $8,000,000 Discount: 80%

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Demko	Common Stock & Series Seed Preferred	35.5%
Kristin Demko	Series Seed Preferred	35.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Locai Solutions, Inc. ("the Company") was incorporated on January 5, 2018 under the laws of the State of Delaware, and is headquartered in Denver, Colorado. The Company offers an end-to-end eCommerce solution for grocers through a software suite that includes an engaging eCommerce site configurable to the retailer's brand, a personalized meal planning application that provides a convenient 1-click shopping experience, an Endless Aisle application to expand a grocer's assortment and a fulfillment application for use in-store or distribution centers.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed	09/2019 – 05/2020	Preferred Stock	$735,000	Sales, Marketing & Product Development
Pre-Seed	01/2019 - 06/2019	Convertible Promissory Note	$ 2,136,718.75	Sales, Marketing & Product Development
Pre-Seed	2018	SAFE agreement	$500,000	Software License

THE SECURITIES

The following description is a brief summary of the material terms of the Securities held by shareholders and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Shareholder).

Securities Sold Pursuant to Regulation D
The Company has sold securities to accredited investors under Rule 506(c) under the 1933 Act at the same time it sold securities under Regulation Crowdfunding.

The Company offered the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invested $100,000 or greater in the Regulation D offering are considered "Major Purchasers," and are entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
N/A

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company[, as described in the certificate of incorporation].

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock are entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock are entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, are considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers are entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock are bound by an investor proxy agreement. This agreement will limit shareholder voting rights and at a later time may require shareholders to convert future preferred shares into common shares without their consent. Non-Major Purchasers are bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, shareholder rights are more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if shareholder securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that shareholders own will go down, even though the value of the Company may go up. Shareholders will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If shareholders expect each share to hold a certain amount of value, it's important to realize how the value of shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH SHAREHOLDER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE SHAREHOLDER, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any shareholder of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the shareholder or the equivalent, to a trust controlled by the shareholder, to a trust created for the benefit of a family member of the shareholder or the equivalent, or in connection with the death or divorce of the shareholder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although shareholders may legally be able to transfer the Securities, shareholders may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the year ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $64,943 and is recorded as part of Accounts Payable on the balance sheet.

During the year ended December 31, 2019, a shareholder agreed to defer a portion of their salary until some future event. At December 31, 2019, the deferred compensation outstanding in the amount of $27,750 is recorded under 'Deferred Compensation' on the balance sheet.

During the year ended December 31, 2019, the Company issued a convertible note to a shareholder. At December 31, 2019, the amount of the convertible note issued to an existing shareholders is $86,719, and is recorded as a part of 'Notes Payable' on the balance sheet.

During the year ended December 31, 2019 the Company issued convertible notes to a relative of a shareholder and officer of the Company. At December 31, 2019, the total amount of the convertible notes is $500,000, and is recorded as a part of 'Notes Payable' on the balance sheet.

During the year ended December 31, 2019 relatives of a shareholder and officer of the Company purchased Series Seed Preferred Stock in the Company. At December 31, 2019, the total amount of that Series Seed Preferred Stock is $600,000 and is recorded as a part of 'Owner's Investment' on the balance sheet.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

What is a shareholder's ongoing relationship with the Company?

Shareholders are investors in the Company. But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

Can shareholders get rid of their Securities?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, shareholders should not plan on being able to readily transfer and/or sell their securities. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then shareholders should plan to hold their investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Demko
_____
(Signature)

Michael Demko
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Demko
_____
(Signature)

Michael Demko
_____
(Name)

CEO, director, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

April 29, 2020
_____
(Date)

/s/Scott DeGraeve
_____
(Signature)

Scott DeGraeve
_____
(Name)

COO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

April 29, 2020
_____
(Date)

/s/Kristin Demko

(Signature)

Kristin Demko

(Name)

Director, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

(Title)

April 29, 2020

(Date)

Instructions.

1. The form shall be signed by the Company, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Management Report - Summary

Locai Solutions
For the period ended December 31, 2019



Prepared by

Mergix Business Solutions, LLC

Prepared on

April 29, 2020

Locai Solutions

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
ASSETS		
Current Assets		
Bank Accounts	$262,527.28	$589,738.89
Accounts Receivable	$18,692.90	$8,000.00
Other Current Assets	$3,000.00	$6,255.61
Total Current Assets	**$284,220.18**	**$603,994.50**
Fixed Assets		
Fixed Asset - Other Equipment	2,348.51	
Fixed Asset-Computers	4,822.23	2,285.29
Fixed Assets-Domain Names	3,294.16	
Platform License	1,000,000.00	1,000,000.00
Total Fixed Assets	**$1,010,464.90**	**$1,002,285.29**
Other Assets	$5,369.37	$0.00
TOTAL ASSETS	**$1,300,054.45**	**$1,606,279.79**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$77,973.03	$292,883.21
Credit Cards	$7,740.82	$1,056.21
Other Current Liabilities		
Accrued Commission Expense	6,063.01	
Accrued Interest Expense	147,565.08	
Dental Insurance Liability	0.00	
Medical Insurance Liability	0.00	
Total Other Current Liabilities	**$153,628.09**	**$0.00**
Total Current Liabilities	**$239,341.94**	**$293,939.42**
Long-Term Liabilities		
Deferred Compensation	27,750.00	65,906.25
Notes Payable	2,736,718.75	2,150,000.00
Total Long-Term Liabilities	**$2,764,468.75**	**$2,215,906.25**
Total Liabilities	**$3,003,810.69**	**$2,509,845.67**
Equity		
Owner's Investment	743,000.00	8,000.00
Retained Earnings	-911,565.88	
Net Income	-1,535,190.36	-911,565.88
Total Equity	**$ -1,703,756.24**	**$ -903,565.88**
TOTAL LIABILITIES AND EQUITY	**$1,300,054.45**	**$1,606,279.79**

Locai Solutions

PROFIT AND LOSS

January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PY)
Income		
Sales	**160,080.47**	**54,375.81**
Total Income	**$160,080.47**	**$54,375.81**
Cost of Goods Sold	**$116,035.51**	**$13,514.08**
GROSS PROFIT	**$44,044.96**	**$40,861.73**
Expenses		
Advertising & Marketing	54,005.09	29,294.50
Bank Charges & Fees	1,559.87	109.00
Contractors	34,586.75	258,980.74
Insurance	15,585.91	
Legal & Professional Services	6,321.00	9,929.58
Licenses	75.98	
Office Supplies & Software	14,723.67	6,768.57
Other Business Expenses		372.09
Payroll Expenses	**1,237,386.20**	**591,434.34**
Recruiting Fees	138.00	
Reimbursable Expenses		29,864.72
Rent & Lease	4,470.13	
Telecom & Internet	865.23	
Travel & Entertainment	**59,541.97**	**25,674.07**
Total Expenses	**$1,429,259.80**	**$952,427.61**
NET OPERATING INCOME	**$ -1,385,214.84**	**$ -911,565.88**
Other Expenses		
Depreciation & Amortization	2,353.83	
Interest Expense	147,565.08	
Taxes	56.61	
Total Other Expenses	**$149,975.52**	**$0.00**
NET OTHER INCOME	**$ -149,975.52**	**$0.00**
NET INCOME	**$ -1,535,190.36**	**$ -911,565.88**